SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34384

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

September 24, 2021

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of September 2021. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on October 19, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-

6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

FS Multi-Alternative Income Fund [File No. 811-23338]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant currently has fewer than 100 beneficial owners, is not presently making an offering of securities and does not propose to make any offering of securities. Applicant will continue to operate as a private investment fund in reliance on section 3(c)(1) of the Act.

Filing Date: The application was filed on August 27, 2021.

Applicant's Address: legalnotices@fsinvestments.com.

Hatteras VC Co-Investment Fund II, LLC [File No. 811-22251]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 29, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $213,900 incurred in connection with the liquidation were paid by the fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on August 17, 2021.

Applicant's Address: joshua.deringer@faegredrinker.com.

iShares U.S. ETF Company, Inc [File No. 811- 22522]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on August 31, 2021.

Applicant's Address: bhaskin@willkie.com.

NexPoint Healthcare Opportunities Fund [File No. 811-23144]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 17, 2020, applicant made liquidating distributions to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on April 24, 2020 and amended on September 1, 2021.

Applicant's Address: Jon-Luc.Dupuy@klgates.com.

Pacific Global Fund, Inc. [File No. 811-07062]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 30, 2020, and April 6, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $141,570 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on August 20, 2021.

Applicant's Address: bkelley@pgimc.com.

RiverNorth Opportunities Fund II, Inc. [File No. 811-23427]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on August 13, 2021.

Applicant's Address: roykim@chapman.com.

Vivaldi Opportunities Fund [File No. 811-23255]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Angel Oak Financial Strategies Income Term Trust, and on June 5, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $731,250 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Dates: The application was filed on July 12, 2021 and amended on September 13, 2021.

Applicant's Address: joshua.deringer@faegredrinker.com

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Western Asset Municipal Defined Opportunity Trust Inc. [File No. 811-22265]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 3, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $30,054.75 incurred in connection with the liquidation were paid by the applicant.

Filing Dates: The application was filed on July 22, 2021 and amended on September 2, 2021.

Applicant's Address: george.hoyt@franklintempleton.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary